Issuer Free Writing Prospectus, dated April 29, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-147200
Oilsands Quest Inc. Treasury Offering of Units
Terms and Conditions
April 29, 2009

Issuer:	Oilsands Quest Inc.

Issue:	25,000,000 units (“Units”).

Amount:	US$•.

Issue Price:	US$• per Unit.

Units:	Each Unit will consist of one common share (“Common Share”) and one-half of one common share purchase warrant (“Warrant”) of the Issuer.

Common Share Purchase Warrant:	Each whole Warrant will entitle the holder to acquire one Common Share from the Issuer at a price per Common Share of US$• for a period of 24 months following Closing.

Over-Allotment Option:	The Agents will have an option to purchase additional Common Shares and/or Warrants representing, in aggregate, 15% of the Issue, exercisable in whole or in part at any time until 30 days after Closing. The aggregate number of additional Common Shares and Warrants to be issued under the Over-Allotment Option shall not exceed 3,750,000 Common Shares and 1,875,000 Warrants.

Use of Proceeds:	Net proceeds of the offering will be used to continue testing activities at test sites 1 and 3, continue exploration activities on existing permits and licenses and for general corporate purposes. Specific allocations of the proceeds for such purposes have not been made at this time.

Listing:	The Common Shares trade on the American Stock Exchange under the symbol “BQI”. In addition, an application will be made to list the Warrants issued pursuant to this transaction on the American Stock Exchange, subject to meeting the minimum listing criteria.

Form of Offering:	Public offering in the United States by way of a prospectus. Public offering in all provinces of Canada (except Quebec) by way of the Multijurisdictional Disclosure System (MJDS).

Offers may be directed to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospective Directive (“Qualified Investors”). In addition, in the United Kingdom, the offering may be directed to Qualified Investors meeting other specific requirements.

Offering Process:	Best efforts, public offering.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Agents:	Genuity Capital Markets and TD Securities Inc., and their affiliates, together with a syndicate to be formed in consultation with the Issuer.

Agents’ Fee:	5.0%.

Pricing:	April 29, 2009 (following market close).

Closing:	Expected May 12, 2009.

Oilsands Quest Inc. Treasury Offering of Units
Terms and Conditions
The Company has filed a registration statement (including a prospectus) (SEC File No. 333-147200) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get those documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Agent or any dealer participating in the offering will arrange to send you the prospectus if requested by calling toll-free 1-877-718-8941 or by emailing ir@oilsandsquest.com.